UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                               CRYSTAL OIL COMPANY
                         -----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                    229385703
                               ------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 14 Pages
                             Exhibit Index: Page 11

------------------------

*        Initial  filing  with  respect  to Soros  Fund  Management  LLC and Mr.
         Stanley F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
         Schedule 13D.

                                                              Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 229385703

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          1,644,595
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,644,595
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,644,595

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]


13      Percent of Class Represented By Amount in Row (11)

                             61.32%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 229385703

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros  (in the capacities described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          110,620
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,644,595
    Each
  Reporting           9      Sole Dispositive Power
   Person                           110,620
    With
                      10     Shared Dispositive Power
                                    1,644,595

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,755,215

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             64.72%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 229385703

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,644,595
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    1,644,595

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,644,595

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]


13      Percent of Class Represented By Amount in Row (11)

                             61.32%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 14 Pages


               This Amendment No. 13 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Crystal Oil Company (the "Issuer"). This Amendment No. 13 supplementally amends the initial statement on
Schedule 13D dated January 31, 1986 and all amendments thereto (collectively, the "Initial Statement") filed by one of the Reporting Persons (as defined herein). This Amendment No. 13 is being filed by the Reporting Persons to report the transfer of the investment advisory contract between Soros Fund Management ("SFM") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), pursuant to which SFM was granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. The investment advisory contract has been transferred from SFM to Soros Fund Management LLC ("SFM LLC"), a newly formed Delaware limited liability company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of SFM LLC, Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC and Mr. Soros, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Fund, Quantum Partners and Mr. Soros.

               Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contract with Quantum Fund to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund and Quantum Partners. Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                                                              Page 6 of 14 Pages


               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such securities.

               During the past five years, none of the Reporting Persons, Quantum Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The securities held for the accounts of the SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quantum Partners, Quantum Fund and Mr. Soros were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of 1,644,595 Shares (approximately 61.32% of the total number of Shares outstanding). This number consists of (1) 183,346 Shares held for the account of Quantum Fund, and (2) the following securities held for the account of Quantum Partners: (A) 1,444,720 Shares; (B) 6,397 Shares issuable upon the exercise of the 12,795,331 $.075 warrants; (C) 5,455 Shares issuable upon the exercise of the 10,911,024 $.10 warrants; and (D) 4,677 Shares issuable upon the exercise of the 2,078,748 shares of Preferred Stock.

               (ii) Mr. Soros may be deemed the beneficial owner of 1,755,215 Shares (approximately 64.72% of the total number of Shares that would be outstanding assuming the exercise or conversion of all of the warrants and convertible securities of the Issuer which may be deemed to be beneficially owned by Mr. Soros). This number consists of (A) 80,647 Shares held directly for the account of Mr. Soros; (B) 16,340 Shares issuable upon exercise of the 32,681,208 $.075 warrants held directly for the account of Mr. Soros; (C) 13,633 Shares issuable upon exercise of the 27,266,098 $.10 warrants held

                                                              Page 7 of 14 Pages


directly for the account of Mr. Soros; and (D) the 1,644,595 Shares which would be held by Quantum Fund and Quantum Partners assuming the exercise or conversion of all of the warrants and convertible securities of the Issuer held by Quantum Partners, as described in (a)(i) above.

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 1,644,595 Shares held for the accounts of Quantum Fund and Quantum Partners (assuming exercise or conversion of all of the warrants and convertible securities held for the account of Quantum Partners).

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and the position held by Mr. Soros with SFM LLC, Mr. Soros may be deemed to have shared power to direct the voting and disposition of the 1,644,595 Shares held for the accounts of Quantum Fund and Quantum Partners
(assuming exercise or conversion of all of the warrants and convertible securities held for the account of Quantum Partners). Mr. Soros has the sole power to vote and to dispose of the 110,620 Shares he owns directly (assuming exercise or conversion of all warrants held for the account of Mr. Soros).

                    (iii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and the position held by Mr. Druckenmiller with SFM LLC, Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,644,595 Shares held for the account of Quantum Fund and Quantum Partners (assuming exercise or conversion of all of the warrants and convertible securities owned by Quantum Partners).

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by Quantum Partners or by any of the Reporting Persons.

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (ii) The shareholders of Quantum Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Fund.

               (iii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of securities, including the Shares, held for his account.

               (e) Not applicable.

               Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients.

                                                              Page 8 of 14 Pages

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Quantum Fund, Quantum Partners, and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Fund, Quantum Partners, and/or other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, the Reporting Persons, Quantum Fund, Quantum Partners, and other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros and Mr. Druckenmiller.

                                                              Page 9 of 14 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                      SOROS FUND MANAGEMENT LLC


                                            By:    /S/ SEAN C. WARREN
                                                   -----------------------------
                                                   Sean C. Warren
                                                   Managing Director


                                            GEORGE SOROS


                                            By:    /S/ SEAN C. WARREN
                                                   -----------------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By:    /S/ SEAN C. WARREN
                                                   -----------------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact

                                                             Page 10 of 14 Pages

                                     ANNEX A

               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                           Number of Shares
                                                           ----------------
Scott K. H. Bessent
Walter Burlock
Jeffrey L. Feinberg
Arminio Fraga
Gary Gladstein............................................. 1,850
Robert K. Jermain
David N. Kowitz
Alexander C. McAree
Paul McNulty
Gabriel S. Nechamkin
Steven Okin
Dale Precoda
Lief D. Rosenblatt
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since November 2, 1996 (60 days prior to the date hereof).

          (d) Gary Gladstein and Lief D. Rosenblatt serve as directors of the Issuer. Except as disclosed in the previous sentence, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 11 of 14 Pages


                                  EXHIBIT INDEX

                                                                      Page No.
                                                                      --------
A.        Power of Attorney dated as of January 1, 1997 granted
          by Mr. George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................        12

B.        Power of Attorney dated as of January 1, 1997 granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................        13

C.        Joint Filing Agreement dated January 1, 1997 by and among
          Soros Fund Management LLC, Mr. George Soros and Mr.
          Stanley F. Druckenmiller...............................        14